

Mail Stop 3720

January 22, 2009

Via U.S. Mail and Fax (360-828-0701)
Mr. James D. Miller
Vice President-Finance, Treasurer and Secretary
Barrett Business Services, Inc.
8100 NE Parkway Drive, Suite 200
Vancouver, WA 98662

> **RE: Barrett Business Services, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2007**
> **and Documents Incorporated by Reference**
> **Filed March 17, 2008**
> **File No. 033-61804**

Dear Mr. Miller:

We have reviewed your supplemental response dated January 9, 2009 and have the following comments. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2007

Consolidated Financial Statements

Notes to Consolidated Financial Statements

1. Nature of operations, page F-6

1.   We note your response to prior comment 4. As we previously requested, please provide supplementally the disclosures required for insurance enterprises, including the disclosures required by the guidance in SOPs 97-3 and 98-7, FAS 113, and Guide 4. Please disclose your IBNR and discuss in detail in Critical Accounting Policies how these estimates are made.

2. Acquisitions, page F-12

2.   We note your response to prior comment 5. Furthermore, we note that the relative insignificant amount allocated to intangible assets other than goodwill for your post FAS 141 acquisitions. As we previously requested, tell us about the methodologies that you and your valuation specialist employed to allocate the purchase price for each acquisition. Also, tell us how you considered the view of a marketplace participant in assessing the fair value of each customer related intangible asset and tell us in more detail the factors you considered in determining its fair value since you state that "established contacts is critical" to your success. As we previously requested, please expand your response to discuss why you believe temporary employees are an assembled work force, including historical data that supports your assertion.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detail letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Sharon Virga, Senior Staff Accountant, at (202) 551-3385 or Dean Suehiro, Senior Staff Accountant at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director